www.linkedin.com/in/kristinthines
(LinkedIn)

Top Skills

Brand Development
Operations Management
ABM

Languages

French (Professional Working)
English (Native or Bilingual)

Kristin Taylor

Founder + Wine Slinger at Mom Juice | Black Ambition Top Finalist
Denver, Colorado, United States

Summary

I sell wine for a living.

Growing up surrounded by strong women in the South, I was never afraid to get my hands dirty. I have always known the influence of powerful women who cultivate transformative moments with their hands, through the meals they prepare for their loved ones. I strive to follow in their footsteps, creating and caring for friends and family – and that's really where Mom Juice began. But it was a visit to a vineyard in Italy with my family that set me on a tangible path of creativity and a lifelong appreciation for sensory experiences centered around food. I remember the smell of tomatoes punctuating the air, and the mesmerizing aromas of delicious sauces wafting over us as we walked through the streets.

Mom Juice has been an exercise in getting women and mothers – just like me – to revel in the communal moments we have always shared with each other. The secrets we share with one another, the joys we celebrate, the things we mourn, and even (or especially) the mundane. What's better than taking a moment after a long day of meetings, emails and school drop-offs than relaxing with a beautiful glass of wine? Or several… Whether you're drinking with your girlfriends, your spouse, or even by yourself, Mom Juice knows that you deserve that glass.

Experience

Mom Juice + KT Winery
Chief Executive Officer & Founder
August 2020 - Present (4 years 6 months)
Napa, California, United States

KT Winery creates CPG products focused on shifting wine culture and community.

Our flagship brand, Mom Juice, launched as a DTC wine and has quickly become a community-driven brand, expanding into non-alcoholic wines and a podcast.

We intend on enhancing younger consumers' experiences with our sustainably produced wines and marketing they can see themselves in.

Based on community requests and data, we create gluten-free, low-sugar, and vegan consumables and 100% recycling-friendly non-consumables to further connection and conversation without the BS.

A brand you can trust creating products that fit your lifestyle.

Michael Coleman Creative Services
Director of Account Management (Contract)
December 2022 - February 2023 (3 months)
Chicago, Illinois, United States

Spear Marketing Group
Senior Account Manager
June 2022 - December 2022 (7 months)
United States

A full service B2B marketing agency specializing in Account Based Marketing (ABM), creative, strategic demand generation and lead nurturing.

The Taylored Firm
Strategic Marketing Specialist
October 2019 - July 2022 (2 years 10 months)
Denver, Colorado, United States

As an Independent Consultant and Strategist, I focus on branding for companies at the pre-launch or in the brand refresh phase. Working with companies on an as-needed basis for the brand, product, and campaign strategy including contractor hiring, creative direction, and sales strategies.

Intelligent Demand
Senior Account Manager
January 2021 - May 2021 (5 months)
Denver, Colorado, United States

My work centers around being a true consultant with clients to help them define, design, plan, and execute a modern digital marketing strategy that will directly impact their revenue.

OneTen Creative (DISH)
Lead Account Manager
October 2019 - January 2021 (1 year 4 months)
Denver, Colorado, United States

OneTen Creative is an internal agency to DISH Network that serves all lines
of the enterprise by producing both consumer and internal creative pieces.
Responsible for collaborating with the project manager and internal teams
to produce creative based on the briefs provided by clients internal to DISH.
Ensuring timely and quality delivery of creative elements by liaising with clients
for feedback, mandatories, and areas of opportunities to increase creative and
ROI driven solutions.

Kristin Taylor Events
Owner & Lead Event Planner
June 2013 - October 2019 (6 years 5 months)
Charlotte, North Carolina, United States

Kristin Taylor Events was among the industries growing planning, consulting,
and design firms in the SouthEast; awarded for quality event production by
merging experience and design details.

KTE, founded in 2013, continuously challenged the standard for lifestyle and
experiential events in the areas of weddings, galas, and professional events.
KTE took the client's vision and the event needs and creates an undeniably
unique experience by addressing the different senses and anticipation. The
company loved to surprise and delight with small details while still focusing on
the goal of the event.

KTE's work was featured in publications including Southpark Magazine and
Society Charlotte Magazine. The founder, Kristin Taylor has been honored
for her charitable consulting work with The Rising Tide Society and the Young
Affiliates of the Mint Museum. KTE has also received awards such as Top
Wedding Planner in Charlotte, NC by Elevate Lifestyle, and Top 10 Wedding
Planners in Charlotte, NC by online journals and industry blogs.

EatWorkPlay CLT
Digital Editor, Activations and Operations Manager
June 2017 - January 2019 (1 year 8 months)
Charlotte, North Carolina, United States

EatWorkPlay was a media company with a B2B verticle through sponsorships,
advertisements, and digital media coverage. Through their B2C verticle; they

also produced community events, supported community engagement events, etc.

As the Digital Editor, Activations, and Operations Manager, my tasks were to create systems, create packages and sales decks, sell and manage client relationships, train and manage 5+ team members, and manage vendor partnerships. Additionally, I was responsible for planning and curating content/ promotional video and photo shoots and controlling distribution through and organic media scheduling.

Education

Tidewater Community College
Associate's Degree, Social Sciences · (2007 - 2013)

StoneBridge High School
Honors Graduate · (2007 - 2011)